Michael Wilemon

Chief Financial Officer

Integrated Security Systems, Inc.

15000 W. 6th Avenue, Suite 202

Golden, Colorado 80401

July 3, 2012

VIA EDGAR AND FACSIMILE

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

Integrated Security Systems, Inc.

Current Report on Form 8-K/A

Filed May 15, 2012
File No. 1-11900

Dear Mr. Schwall:

The Company is in receipt of the comment letter dated June 20, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced amended Current Report on Form 8-K/A.  The Company filed via EDGAR Amendment No. 2 to the Current Report on Form 8-K/A (the “Amended 8-K”) on July 3, 2012 that reflects the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Current Report on Form 8-K

General

1.

Please send us independent third party support for the statistical assertions and We note your response to prior comment 1 from our letter you dated May 8, 2012. You have not provided support for all of the statistical data contained in the bulleted paragraphs on page 3. For example, you do not support with independent data your references to market sizes and growth rates. Similarly, a review of the supplemental information you provided does not appear to support the assertion you make regarding the amount spent by your average consumer per month on nutritional supplements ($100, see page 3), nor does it appear to support the “average” age of your customers. Moreover, it is unclear on what basis you can reasonably assert that your “target customers are more established” and with “more disposable income” than the competitors’ target audience. If you retain these various assertions and statistical claims, provide us with independent third party support and further explain the claims in context where necessary.

Response:  The Company has revised the disclosure as requested.  Please see page 4 of the Amended 8-K.

2.

If your claim regarding the status of your products being “leading weight loss products” is based on a single screen shot from a customer’s website, justify the continued reference or delete it. It appears that all of your weight loss products combined would comprise significantly less than one percent of the weight loss market, even assuming that your statistics regarding market size are accurate. Also further support your claim that you are a “leading nutritional supplements firm” with independent market rankings or similar data.

Response:  The Company notes the Staff’s comments, supplementally provides supporting documentation for such factual assertions and has revised the disclosure.  Please see Appendix A to this response and please see page 3 of the Amended 8-K.

3.

You refer to “seven independent scientific clinical studies,” and you supplementally provided us with copies in response to prior staff comment. However, your disclosure does not make clear that in each case you funded the studies, sample sizes were as small as five persons, and some authors specifically referred to the small sample size as a limitation on the particular study. If you retain the assertions regarding the studies, please revise to explain them in context. Also further explain the references to “notable scientific conferences” or “peer-reviewed scientific journals.”

Response:  The Company has revised the disclosure as requested.  Please see page 4 of the Amended 8-K.

Unaudited Pro forma Financial Statements, page P-1

4.

We note you have included pro forma adjustments to eliminate the income tax benefit and expense recorded by iSatori Technologies, Inc. for the recently completed fiscal year and quarter ended March 31, 2012. Please demonstrate to us the rationale for presenting these adjustments, and how such adjustments are consistent with the guidance in Rule 11-02(b)(6) of Regulation S-X.

Response:  The income tax benefit recorded in the iSatori Technologies, Inc. historical financial statements for the year ended December 31, 2011 was due to the conversion of iSatori’s predecessor company from a limited liability company to a C corporation.  The temporary differences existing on the date of the conversion resulted in a net deferred tax asset.  Because the pro forma income statement assumes that the merger of iSatori Technologies and Integrated Security Systems occurred on January 1, 2011, the conversion of iSatori’s predecessor company from a limited liability company to a C corporation would have had to have occurred prior to the January 1, 2011.  Therefore the deferred tax benefit was eliminated as a pro forma adjustment in the December 31, 2011 pro forma income statement.  The Company believes that this adjustment is required by Rule 11-02(b)(6) in that it is (1) directly attributable to the transaction, (2) expected to have a continuing impact on the registrant, and (3) factually supportable.

The income tax expense recorded in the iSatori Technologies historical financial statements for the quarter ended March 31, 2012 was eliminated as a pro forma adjustment because it is believed that Integrated Security System’s net operating loss carryforwards will be available in amounts sufficient to offset iSatori Technology’s taxable income for 2012, even after considering the effect of Section 382 limitations.  The Company believes that this adjustment is required by Rule 11-02(b)(6) in that it is (1) directly attributable to the transaction, (2) expected to have a continuing impact on the registrant, and (3) factually supportable.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 215-9174 ext. 101.

Sincerely,

/s/ Michael Wilemon
Michael Wilemon
Chief Financial Officer